

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

May 17, 2018

Via E-Mail
Edward B. Pitoniak
Chief Executive Officer
VICI Properties Inc.
430 Park Avenue, 8th Floor
New York, New York 10022

>   **Re: VICI Properties Inc.**
>   **Registration Statement on Form S-11**
>   **Filed May 10, 2018**
>   **File No. 333-224846**

Dear Mr. Pitoniak:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joshua Lobert, Staff Attorney, at (202) 551-7150 with any questions.

Sincerely,

/s/ Coy Garrison

Coy Garrison
Special Counsel
Office of Real Estate
and Commodities

cc: Todd E. Lenson, Esq.
      Kramer Levin Naftalis & Frankel LLP